October 23, 2015

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)

Harbor Diversified International All Cap Fund (the “Fund”)

Post Effective Amendment No. 115

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Ms. Ashley Vroman-Leea of the Division of Investment Management of the Commission with respect to Post-Effective Amendment (“PEA”) No. 115 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1	(Prospectus - Fund Summary - Fees and Expenses Table and Expense Example)

Please complete the “Annual Fund Operating Expenses” table and the “Expense Example”.

Response:	Comment No. 1 is accepted.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Administrative Class	Investor Class
Management Fees	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	None	0.25%	0.25%
Other Expenses[1]	0.77%	0.77%	0.89%
Total Annual Fund Operating Expenses	1.52%	1.77%	1.89%
Expense Reimbursement[2]	0.67%	0.67%	0.67%
Total Annual Fund Operating Expenses After Expense Reimbursement[2]	0.85%	1.10%	1.22%

[1]	Based on estimated amounts for the current fiscal year.
[2]	The Adviser has contractually agreed to limit the Fund’s operating expenses, excluding interest expense (if any), through February 28, 2017. Only the Board of Trustees may modify or terminate this agreement.

Expense Example

	One Year	Three Years
Institutional	$87	$414
Administrative	$112	$492
Investor	$124	$529

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 23, 2015

COMMENT 2	(Prospectus - Fund Summary - Expense Example)

Please confirm that the contractual expense waiver/reimbursement is only included in year one of the Expense Example.

Response:	Comment No. 2 is confirmed.

COMMENT 3	(Prospectus - Fund Summary - Principal Investment Strategy)

Please explain the criteria by which the subadviser determines an emerging market country.

Response:	The subadviser’s criteria for emerging markets align with those defined by index provider Morgan Stanley Capital International (MSCI).

COMMENT 4	(Prospectus - Fund Summary - Principal Investment Strategy)

Please consider rewriting the Principal Investment Strategy section clearly and in plain English, as it is confusing.

Response:	Comment No. 4 is respectfully not accepted. We believe the Principal Investment Strategy as written, fully and accurately describes the investment strategy and process of the subadviser.

COMMENT 5	(Prospectus - Fund Summary - Principal Risks)

Please include risk disclosure for “capital cycle” investing.

Response:	Comment No. 5 is accepted. We have replaced “growth style risk” and “value style risk” with “capital cycle risk.”

Capital Cycle Risk: The Subadviser’s assessment of the capital cycle for a particular industry or company may be incorrect. Investing in companies at inopportune phases of the capital cycle can result in the Fund purchasing company stock at pricing levels that are higher than the market dynamics would support and therefore subject the Fund to greater risk that the stock price would decline rather than increase over time.

COMMENT 6	(Prospectus - Fund Summary - Principal Risks)

Please consider including risk disclosure for “derivatives.”

Response:	Comment No. 6 is respectfully not accepted. The Fund does not intend to invest in derivative instruments in implementing its investment strategy. Accordingly, we do not believe that including “derivatives risk” within the Fund’s “Principal Risks” section is appropriate. To the extent the investment strategy were to change over time and derivatives were to become a part of the principal investment strategy of the Fund, it would be our responsibility to monitor those changes and supplement the disclosure in the Fund’s prospectus appropriately.

COMMENT 7	(Prospectus - Fund Summary - Portfolio Management)

In accordance with Item 5(b) of Form N-1A, please confirm that all portfolio managers listed are primarily and jointly responsible for the day-to-day management of the portfolio.

Response:	Comment No. 7 is confirmed. The subadviser uses a team approach to manage the portfolio of the Fund. Each portfolio manager is assigned a specific geographic region whereby they are responsible for investing. Each portfolio manager manages their region and piece of the portfolio autonomously.

COMMENT 8	(Prospectus - The Adviser and Subadviser - Marathon MSCI AC World Ex. U.S. Composite Performance Information)

Please confirm that “certain accounts,” in the first sentence of the first paragraph, includes all private accounts, investment companies and other accounts, as similarly managed by the subadviser.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 23, 2015

Response:	Comment No. 8 is confirmed.

COMMENT 9	(Prospectus - The Adviser and Subadviser - Marathon MSCI AC World Ex. U.S. Composite Performance Information)

Please complete the information in the composite performance table.

Response:	Comment No. 9 is accepted.

MARATHON MSCI AC WORLD EX. U.S. COMPOSITE*

	Average Annual Total Returns For the Periods Ended September 30, 2015:
Composite*	1 Year	5 Years	10 Years	Since Inception
Composite net of all Institutional Class operating expenses	-6.00%	5.40%	6.03%	7.54%
Composite net of all Administrative Class operating expenses	-6.23%	5.14%	5.76%	7.27%
Composite net of all Investor Class operating expenses	-6.35%	5.01%	5.63%	7.14%
Composite gross of all operating expenses	-5.20%	6.30%	6.93%	8.46%
MSCI AC World Ex. U.S. (ND) Index***	-12.16%	1.82%	3.03%	4.72%

	For the Periods Ended December 31:
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Composite net of all Institutional Class operating expenses	15.05%	28.28%	16.90%	-40.27%	33.90%	16.84%	-9.45%	18.07%	24.82%	-5.76%
Composite net of all Administrative Class operating expenses	14.76	27.96	16.61	-40.42	33.57	16.55	-9.68	17.77	24.50	-6.00
Composite net of all Investor Class operating expenses	14.63	27.81	16.47	-40.49	33.41	16.41	-9.79	17.63	24.36	-6.11
Composite gross of all operating expenses	16.03	29.38	17.90	-39.76	35.05	17.84	-8.68	19.08	25.88	-4.96
MSCI AC World Ex. U.S. (ND) Index**	16.62	26.65	16.65	-45.53	41.45	11.15	-13.71	16.83	15.29	-3.87

*	This is not the performance of Harbor Diversified International All Cap Fund. As of September 30, 2015, the Composite was composed of 4 accounts, totaling approximately $2.2 billion. The inception date of the Composite was March 1, 2001.
**	The MSCI AC World Ex. U.S. (ND) Index is a free float-adjusted market capitalization weighted index that is designed to measure equity market performance in the global developed and emerging markets, excluding the United States. This unmanaged index does not reflect fees and expenses and is not available for direct investment.

COMMENT 10	(SAI - Page 1)

Please confirm the language regarding the closure of the Harbor Small Cap Growth Fund is still accurate.

Response:	Comment No. 10 is confirmed.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 23, 2015

COMMENT 11	(SAI - Investment Policies - Short Sales)

Please confirm whether or not the Fund will engage in short sales.

Response:	The Fund is not permitted to engage in short sales of securities.

*        *        *         *        *        *        *

In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Harbor Funds do not involve a master/feeder arrangement, (ii) none of the Harbor funds, except the Money Market Fund, is a money market fund, (iii) shares of the Harbor Funds may be marketed through banks and/or savings and loan associations and (iv) none of the Harbor funds’ operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Harbor funds may invest.

Harbor Funds acknowledges the following in connection with this response letter:

1.	Harbor Funds is responsible for the adequacy and accuracy of the disclosure in this filing.

2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.	Harbor Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (312) 443-4428.

Sincerely,

/s/ Jodie L. Crotteau

Jodie L. Crotteau
Assistant Secretary

Cc:	Christopher P. Harvey, Esq.	David G. Van Hooser
	Jill Damon, Esq.	Anmarie S. Kolinski
	Dechert LLP	Erik D. Ojala, Esq.
Charles F. McCain, Esq.
Harbor Funds

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.